Flag Intermediate Holdings Corporation

Metals USA, Inc.

One Riverway, Suite 1100

Houston, Texas 77056

August 2, 2006

VIA EDGAR AND FACSIMILE (202) 772-9369

Securities and Exchange Commission

100 F Street, NE

Mail Stop 7010

Washington, D.C. 20549

Attn: Mr. H. Roger Schwall

Re:	Flag Intermediate Holdings Corporation
Metals USA, Inc.
Form S-4 Initially Filed March 31, 2006 (the “Registration Statement”)

File No. 333-132918

Ladies and Gentlemen:

Flag Intermediate Holdings Corporation and Metals USA, Inc., on their own behalf and on behalf of each of the subsidiary guarantors listed on Appendix A to the acceleration request letter dated August 1, 2006 (collectively, the “Companies”), acknowledge that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Companies from their full responsibility for the adequacy and accuracy in the Registration Statement; and

•	The Companies may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person and the federal securities laws of the United States.

If you have any questions or comments on this matter, please feel free to call me at (713) 585-6408.

Very truly yours,

/s/ Robert C. McPherson, III
Robert C. McPherson, III Senior Vice President and Chief Financial Officer

cc:	C. Lourenço Gonçalves/Metals USA, Inc.
John A. Hageman/Metals USA, Inc.
J. Vincent Kendrick/Akin Gump Strauss Hauer & Feld LLP